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                             August 23, 2022

       Zhizhuang Miao
       Chief Executive Officer
       Global Lights Acquisition Corp
       Room 902, Unit 1, 8th Floor, Building 5
       No. 201, Tangli Road
       Chaoyang District, Beijing 100123
       The People   s Republic of China

                                                        Re: Global Lights
Acquisition Corp
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted July 27,
2022
                                                            CIK No. 0001897971

       Dear Mr. Miao:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 29, 2022 letter.

       Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted July 27, 2022

       General

   1. Please tell us how your best efforts offering will qualify your securities to list under
                                                        Nasdaq   s listing
rules. It appears that your net tangible assets do not exceed $5,000,000 and that you would be
required to comply with Rule 419.
 Zhizhuang Miao
FirstName LastNameZhizhuang
Global Lights Acquisition Corp Miao
Comapany
August 23, NameGlobal
           2022         Lights Acquisition Corp
August
Page 2 23, 2022 Page 2
FirstName LastName
2. With a view toward disclosure, given that your sponsor is controlled by, or has substantial ties with a non-U.S. person, please include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a
         U.S. government entity, such as the Committee on Foreign Investment in the United
         States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited.
         Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
Cover Page

3. We note your response to comment 10. Please clarify that you may extend three times by an additional two months each time for a total of up to 30 months to complete a business combination. Also disclose whether the public shareholders will have the opportunity to vote on each extension.
Summary, page 1

4. We note your response to comment 7. Please disclose the challenges the company may face in enforcing these contractual agreements due to jurisdictional limits.
5. We note your response to comment 9. Please describe in greater detail the consequences to you and your investors if you are subject to sanctions by the relevant PRC governmental authorities if it is determined in the future that CSRC or CAC approval or other procedural requirements are required.
6. We note your response to comment 15. Please clarify in this section and the risk factor section of the prospectus the risk to the public shareholders that the impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.
Risk Factors
If we seek shareholder approval of our initial business combination, page 45

7. We note that your sponsor, officers, directors and affiliates may purchase shares from public holders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination.
         Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and
         Disclosure Interpretation 166.01 for guidance.
 Zhizhuang Miao
Global Lights Acquisition Corp
August 23, 2022
Page 3

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                           Sincerely,
FirstName LastNameZhizhuang Miao
                                                           Division of
Corporation Finance
Comapany NameGlobal Lights Acquisition Corp
                                                           Office of Real
Estate & Construction
August 23, 2022 Page 3
cc:       Dan Ouyang
FirstName LastName